


05008051

12 April 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL


SEC MAIL PROCESSING
RECEIVED
APR 2 5 2005
WASH, D.C. 185 SECTION

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 4 April 2005 to 8 April 2005.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

Encs

PROCESSED
MAY 1 8 2005
THOMSON
FINANCIAL

SEC File No: 82-3622



Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	07-Apr-2005 16:50:15
Announcement No.	00028

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Optus to sell FOXTEL Digital in new subscription TV drive
Description	
Attachments:	 NR07042005.pdf Total size = **73K** (2048K size limit recommended)

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Media Release

Optus to sell FOXTEL Digital in new subscription TV drive

April 7 2005

FOXTEL and Optus announced today they had reached an agreement for Optus to commence selling the FOXTEL Digital service.

The agreement will add fresh reinforcement to the growing roll-out of FOXTEL Digital and revised terms were endorsed by the FOXTEL Board today.

FOXTEL Chairman Bruce Akhurst said: "The take-up of FOXTEL Digital since launch 12 months ago has been very strong and the FOXTEL Board has decided today to encourage that continued roll-out. We have agreed to revised terms to the original 2002 Content Supply Agreement for Optus to offer its existing customers to the FOXTEL Digital service and to refresh its commitment to the subscription TV category.

"This is a pro-competitive outcome that provides even more options for Australian consumers. And importantly, this deal is both commercially attractive and equitable for Optus and FOXTEL".

Under the agreement, Optus will invest in the upgrade of its cable network to offer its customers the full complement of services within FOXTEL Digital (over 100 channels of programming with unique and popular interactive features) including the FOXTEL Digital guide and the FOXTEL iQ, the recently-launched FOXTEL personal digital recorder. It will also act as a non-exclusive agent for FOXTEL Digital in areas where it does not have its own cable.

FOXTEL Chief Executive Kim Williams said: "FOXTEL is delighted to have Optus' commitment to FOXTEL Digital through this new strategic partnership. FOXTEL Digital is a superb consumer entertainment and information service and this arrangement will have very positive outcomes for consumers and the way they can choose to take their services".

Optus Chief Executive Paul O'Sullivan said: "We are delighted to be able to provide Optus customers with access to FOXTEL Digital services. Digital television will strengthen our telephony and internet offerings and give consumers even more reasons to bundle with Optus."

"We now look forward to working closely with FOXTEL during the implementation phase and to making product announcements once these plans are complete."

This new digital agreement between FOXTEL and Optus is an extension of the Content Supply Agreement that commenced in 2002.

.../2

Mr Williams said: "FOXTEL is moving to its next phase of development after the successful launches of FOXTEL Digital and the FOXTEL iQ over the last 12 months. This partnership is part of a re-energised marketing outlook in the provision of FOXTEL Digital to Australian consumers. That focus will be seen in FOXTEL's terrific new campaign with Hugh Jackman later this month."

FOXTEL launched its Digital service in March 2004 offering viewers the choice of more than 100 channels, interactive services and expanded viewing options, including digital quality pictures and sound on their existing television sets. FOXTEL Digital features include, FOXTEL Box Office - a near-video-on-demand movie service, Sky News Active (offering 8 different news screens simultaneously), Sports Active on selected live NRL, AFL, Rugby Super 12s, tennis, NBL and cricket broadcasts, interactive voting, Weather Active, an electronic program guide and closed captioning for the deaf and hearing.

The FOXTEL iQ, launched in February 2005, is a personal digital recorder that enables subscribers to pause live television while watching FOXTEL Digital, record two shows at once while watching a previously recorded program and watch recorded programs with DVD like functionality.

ENDS

For further information contact:

Mark Furness
FOXTEL Corporate Affairs
02 9200 1733

Melissa Favero
Optus Corporate Affairs
02 9342 5030

SEC File No: 82-3622


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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	05-Apr-2005 07:24:41
Announcement No.	00001



>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Optus - Consumer and Multimedia Investor Briefing by Mr Scott Lorson (Acting MD - Consumer & Multimedia) - 5th April 2005
Description	Attached are the presentation materials in connection with a presentation entitled "SingTel Optus - Consumer and Multimedia Investor Briefing" to be made by Mr Scott Lorson (Acting MD - Consumer & Multimedia) on 5 April 2005.
Attachments:	CMM.pdf Total size = **612K** (2048K size limit recommended)


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'yes' OPTUS



ptus: Consumer & Multimedia

vestor briefing

5th April 2005





'yes' OPTUS

Optus
Consumer & Multimedia



Scott Lorson
Acting Managing Director

Optus Consumer & Multimedia

➢ Only scale challenger to Telstra

'yes' OPTUS

Successful transformation to cashflow positive business

Current trends

- ➢ revenue slowdown driven by decline in traditional products
- ➢ margin impacted by migration from dial up to DSL

Priorities for FY06

- ➢ Re-ignite share growth in offnet voice
- ➢ Capture scale position in broadband
- ➢ Prepare to migrate offnet voice and DSL to ULL network

Successful transformation to cashflow positive business

'yes' OPTUS

Cashflow turnaround A$517m*



Cashflow A$m
-415
-131
102
86
FY02
FY03
FY04
9 mths to Dec04

*Optus CMM EBITDA less capex – FY04 vs FY02

Success factors

- ✓ Subscriber growth
- ✓ High value customers
- ✓ Margin expansion
- ✓ Capex and opex control

Consumer – competitive advantages

'yes' OPTUS

Our vision: "To be the provider of choice for bundled communication, information and entertainment services to the home."

Optus CMM has scale…

FY04 revenue	A$1.5bn
Unique customers*	1.4m
Employees*	2,800

…a strong product portfolio…


PUT AN END TO LARGE BILLS
OPTUSnet BROADBAND
OPTUS TV
Now featuring FOXTEL

…and Australia wide-reach

- HFC - access to 1.4m homes in Sydney, Melbourne, Brisbane
- Off-net - covers most Australian households
  - ➢ Opportunity to improve margins with ULL

* As at Dec 04

Only scale challenger to Telstra

- CMM is no. 2 in most consumer fixed line markets

'yes' OPTUS

National long distance



Primus 2%
AAPT 6%
Optus 16%
Telstra 75%

Source: Optus estimates/company Disclosures (Dec04)

Local residential



Other 9%
Optus 15%
TLS retail 77%

Source: Optus estimates/company disclosures (Dec04)

Broadband market share



Optus 19%
TLS w/s 42%
TLS retail 39%

Source: Optus estimates Dec04

Dial-up



Dodo 8%
iPrimus 12%
Optus 13%
Telstra 35%

Source: Optus estimates (Dec04)

Pay TV



Optus 10%
Austar 30%
Foxtel 60%

Source: Company Reports Dec04

Optus HFC (addressable market)



Pay TV 35%
Tel 36%
Bband 55%

Source: Optus estimates Dec04

Note: market shares based on subscriber numbers

22% of Optus Q3 FY05 revenues

'yes' OPTUS

Second largest Optus division by revenue


Business
16%
CMM
22%
Wholesale
6%
Mobile
56%

Over 90% of CMM revenue from telephony and internet
➢ margin varies by product

Higher than CMM blended margin
Lower than CMM blended margin


Cable TV
9%
Cable modem
8%
Off-net telephony
46%
HFC telephony
28%
DSL
3%
Dial-up
6%
Offnet &
Dial up 55%
HFC
45%

'yes' OPTUS


PUT AN END TO LARGE BILLS


The rewards are clear

Transferring to
OptusNet DSL Broadband?

Receive a
$20
voucher

3 MONTHS
FREE DIAL-UP ACCESS


Now your downloads can go on and on and on

Current trends

Q3 FY05: overall CMM revenue flat

➢ fixed voice impacted by mobile substitution and broadband migration

'yes' OPTUS

Voice revenues Q3FY05 vs Q3 FY04



2%



CMM voice revenue A$m
205
263
294
287
110
157
184
179
95
106
110
108
Offnet
HFC
Q3 FY02
Q3 FY03
Q3 FY04
Q3 FY05

Fixed usage declines as mobile penetration increases



Optus offnet LD mins
Mobile penetration
Calls/minutes per month
180
130
80
68%
77%
88%
Optus HFC local calls
Q3 FY03
Q3 FY04
Q3 FY05

Q3 FY05: strong broadband growth

➢ offsets declines in traditional products



'yes'
OPTUS

Pay TV revenue [1]
➢ **shed low margin subs**



7%

Internet revenue[1]
➢ **broadband revenue up 56%**



17%



TV subs (000's)
268
242
208
172
37
35
36
34
TV revenue A$m
Q3 FY02
Q3 FY03
Q3 FY04
Q3 FY05



Broadband subs (000's)
292
31
41
56
66
DSL
Cable modem
Dial up
Internet revenue A$m
Q3 FY02
Q3 FY03
Q3 FY04
Q3 FY05

[1] Q3FY05 vs Q3 FY04

Q3 FY05: migration from dial up to DSL impacts margins

'yes' OPTUS

- risk of further pressure as fixed voice usage declines

Margin impacted by migration from dial up to DSL



CMM EBITDA margin
4.1%
13.5%
13.1%
Dec02
Mar03
Jun03
Sep03
Dec03
Mar04
Jun04
Sep04
Dec04

Drivers of CMM margin dip

- **Q3 FY05 vs Q3 FY04**

HFC	Revenue and margins stable Rebalancing offsets voice usage declines
Offnet	Overall revenue stable Margins decline as dial up customers migrate to DSL

CMM: priorities for FY06


'yes'
OPTUS

1. Re-ignite share growth in offnet voice

2. Capture scale position in broadband

3. Prepare to migrate offnet voice and DSL to ULL network

Priority no.1: re-ignite growth in offnet voice lines


'yes'
OPTUS

➢ line growth to offset declining usage

DSL replacing dial up as 'gateway' product


Net adds per qtr - offnet ('000)
Offnet voice lines
DSL
Dial up
42
29
20
9
18
38
-30
FY03 avg
FY04 avg
Q1 FY05
Q2 FY05
Q3 FY05

Strategy to grow offnet lines

- Leverage DSL to pull through telephony
- Revitalise standalone telephony
- Use bundling and contracts to reduce offnet churn
- Expand and diversify distribution

Priority no. 2: capture scale in broadband



'yes'
OPTUS

Broadband customers ➢ Jan 2005 — 300k

Optus share of retail broadband net adds[1] — 25%



Broadband customers '000s
132
17
35
52
56
292
88
204
DSL
Cable modem
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05



Telstra retail
39%
25%
Optus retail
Mar 04
Jun 04
Sep 04
Dec 04

Share of broadband net adds[2]

[1] Q3FY05

[2] Telstra broadband (wholesale and retail) plus Optus HFC

Broadband growth opportunity

➢ use resale to establish scale position



'yes'
OPTUS

Australian market: exciting prospects for broadband[1]



Bband household penetration %
7%
18%
20%
26%
27%
28%
42%
42%
51%
64%
76%
China
UK
Aust
Optus HFC area (2)
France
US
Canada
Singapore
Taiwan
Hong Kong
Korea

Broadband and ULL – opportunity to grow share in "offnet" market



Optus market share
55%
36%
25%
11%
HFC bband (3)
HFC voice (4)
Broadband (5)
Offnet voice (6)

(1) Macquarie – based on actuals and Macq estimates at Mar05; estimates for US & Canada from Merrill Lynch

(2) Optus estimate

(3) Optus estimate – share of broadband subs in HFC areas

(4) HFC voice subs as % homes passed

(5) Share of retail net adds Dec04 qtr

(6) Optus estimate – LAR as % total residential lines outside HFC areas

Priority no. 3: prepare to migrate offnet voice and DSL to ULL

'yes' OPTUS

- indicative plans dependent on negotiations with Government, ACCC and Telstra



Offnet voice & DSL resale
Optus network
Telstra exchange
Customer access line
Tel
PC
Resale connection
Unbundled local loop
Optus network
Telstra exchange
Optus DSLAM1
Tel
PC
ULL connection

[1] Located within the Telstra exchange building

Initial ULL rollout: Phase 1 would target ca. 20% of offnet residential market

'yes' OPTUS

ULL focus

Optus offnet base Dec04
- 621,000 local voice
- 88,000 DSL

"Band 2" suburbs
- capital cities
- major towns

Non-HFC areas
- excl. 1.4m homes in Syd/Melb/Bris

Prioritise exchanges by
- target market size
- backhaul costs

Phase 1 (indicative)

Phase 1 rollout
- 150-200 exchanges
- ca. A$80m capex incl IT

Australian residential market
- ca. 7.2m occupied homes

Excludes HFC
- ca. 5.8m homes

Target market (Phase 1)
- ca. 1.2m telephony homes or 21% of non-HFC market

- Phase 1: migrate ca. 20% of offnet voice and DSL customers
- Phase 2: continue rollout to migrate further customers



ULL offers potential for gross margin improvement

'yes' OPTUS

Today's opportunity >500k
- offnet LD/local voice only



A$ per month - approx.
80
LD
LAR
50
35
Monthly ARPU*
Resale costs*
ULL costs*
Gross margin benefit A$15

Growing opportunity >80k
- combined – voice/DSL



A$ per month - approx.
120
DSL
LD
LAR
80
35
Monthly ARPU*
Resale costs*
ULL costs*
Gross margin benefit A$45

To realise potential benefits requires scale and good execution

* Approximate amounts based on Q3 FY05 and 'Band 2' ULL undertaking of A$22/mth – includes LD interconnect

Optus – best scale in networks

➢ Majority of phase 1 exchanges on or near existing Optus fibre – reduces backhaul cost

'yes' OPTUS


Sydney
HFC
HFC
HFC
HFC
HFC
HFC
HFC
Band 2 ULL
XYZed business grade DSL coverage
Additional areas covered by HFC (indicative)

ULL cost drivers

- Backhaul
- Network equipment
- CPE

Optus – best scale in customers

'yes' OPTUS

Optus offnet base Dec04 709k
- 621,000 local voice
- 88,000 DSL

Additional costs of ULL network spread over large customer base
- customer service and migration
- backhaul and other network opex

Substantial existing customer base in rollout areas reduces breakeven risk
- fit out costs ca. A$100,000 per exchange excl backhaul

ULL improves offnet margins in medium term

One-off costs and gradual migration mean that ULL will be EBITDA negative initially.

As scale of network grows - ULL should improve margins for existing (and new) offnet customers.

Optus strategy: careful planning delivers best execution

'yes' OPTUS



Other entrants
Enter immediately
Optus strategy
Scope opportunity
Carefully negotiate ground rules
Enter and drive for strong no.2 position
Track record
DSL resale
Negotiated DSL resale 2002/2003
Optus no.2 retail broadband net adds in Dec04 qtr
ULL
• Choose ULL to realise benefits for voice
• 69% of bband customers are already 'on net' (HFC)
• Huawei selected as vendor
• Negotiate with Govt/ACCC/Telstra
• Position for final rollout decision in FY06
• Combined HFC & ULL phase 1 coverage 350-400 exchanges[1]

[1] Optus estimate 200 exchanges required to match HFC coverage of 1.4m homes assuming 7,000 homes per exchange. Some of the ULL exchanges may overlap with HFC rollout areas.

Consumer: FY06 outlook

➢ assuming ULL rollout

'yes' OPTUS

Revenue impacts
- Broadband + offnet voice lines
- Dial up + fixed voice usage +TV
- Revenue growth initially flat but strengthening later in the year

Margin
- Growth initiatives and decline in traditional products dilute FY06 margin to low double digit levels
  - ➢ ULL has potential to improve offnet margin in medium term

Free cashflow
- ULL Phase 1 capex would cost ca. $80m
  - ➢ majority in FY06
- Remain FCF positive[1]

[1] FY06 CMM EBITDA less cash capex

Optus Consumer & Multimedia

- Only scale challenger to Telstra

'yes' OPTUS

Successful transformation to cashflow positive business

Current trends

- revenue slowdown driven by decline in traditional products
- margin impacted by migration from dial up to DSL

Priorities for FY06

- Re-ignite share growth in offnet voice
- Capture scale position in broadband
- Prepare to migrate offnet voice and DSL to ULL network


SEC File No: 82-3622

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Apr-2005 17:30:31
Announcement No.	00058

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly report on quotation of CHESS Units of Foreign Financial Products ("CUFS") relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as required by ASX in connection with its quotation arrangements

Attachments:


SGX-App3B-310305.pdf
Total size = **319K**
(2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 28 February 2005 551,242,688 Net transfers* 24,508,650 At 31 March 2005 575,751,338 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
575,751,338 (as at 31 March 2005)	CDIs issued over ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
16,065,720,028 (as at 31 March 2005)	Unquoted ordinary shares (including 10,413,676,799 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
132,872,362 (as at 31 March 2005)	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24.	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1 (item 2)

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 4 April 2005

Print name: Chan Su Shan (Ms)
Company Secretary

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of CUFS HELD IN SGT (1:1)

FPO / CUFS HELD IN SGT (1:1)

Rank	Name	Units	% of CUFS
1	WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	88,230,996	15.32
2	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C> GPO BOX 5430 SYDNEY NSW	50,739,096	8.81
3	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	40,334,666	7.01
4	NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	39,000,683	6.77
5	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C> GPO BOX 764G MELBOURNE VIC	22,442,253	3.90
6	COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW	22,056,432	3.83
7	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	17,371,354	3.02
8	UBS NOMINEES PTY LTD <PRIME BROKING A/C> LEVEL 25 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW	17,184,535	2.98
9	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C> GPO BOX 764G MELBOURNE VIC	17,172,396	2.98
10	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C> GPO BOX 764G MELBOURNE VIC	14,774,447	2.57
11	WESTPAC FINANCIAL SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	14,430,163	2.51
12	IAG NOMINEES PTY LIMITED LEVEL 8 388 GEORGE STREET SYDNEY NSW	13,213,334	2.29
13	CITICORP NOMINEES PTY LIMITED <CFS WSLE 452 AUST SHARE A/C> GPO BOX 764G MELBOURNE VIC	12,527,313	2.18
14	CITICORP NOMINEES PTY LIMITED <CFS WSLE INDUSTRIAL SHR A/C> GPO BOX 764G MELBOURNE VIC	12,075,410	2.10
15	MORGAN STANLEY DEAN WITTER AUSTRALIA SECURITIES (NOMINEE) PTY LIMITED <NO 1 ACCOUNT> LEVEL 33 THE CHIFLEY TOWER 2 CHIFLEY SQUARE SYDNEY NSW	9,322,789	1.62
16	SUNCORP CUSTODIAN SERVICES PTY LIMITED <AET> GPO BOX 519 BRISBANE QLD	9,245,200	1.61
17	ANZ NOMINEES LIMITED GPO BOX 2842AA MELBOURNE VIC	8,789,006	1.53
18	AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW	8,322,636	1.45
19	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIIC A/C> GPO BOX 5430 SYDNEY NSW	7,785,951	1.35
20	WESTPAC LIFE INSURANCE SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	6,894,032	1.20
Total		431,912,692	75.03

SEC File No: 82-3622



Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	31-Mar-2005 07:31:26
Announcement No.	00007

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	New Release - Optus acquires Reef Networks Pty Ltd
Description	
Attachments:	NR31.310305.pdf Total size = **34K** (2048K size limit recommended)





Media Release
31 March 2005

Optus acquires Reef Networks Pty Ltd

Optus announced today it had acquired 100 percent of Reef Networks Pty Ltd ("Reef") – the owner of the fibre optic cable network stretching between Brisbane and Cairns in Queensland - for an enterprise value of approximately A$93 million.

The acquisition of Reef will provide Optus with exclusive use of the telecommunications transmission capacity and save the company more than A$120 million in lease payments over the next six years. In addition, it guarantees that Optus has infrastructure to service the growing demand for telecommunications services in regional Queensland.

Bill Hope, Managing Director, Optus Networks said the acquisition underpins Optus' strategy to extend its network coverage and capacity while reducing reliance on other carriers.

"Competition in the telco sector is fierce but our customer base is growing rapidly. To ensure we retain our existing base and grow it into the future, we are expanding our products and infrastructure through targeted acquisitions as we continue to enter new markets and build scale," Mr Hope said.

"This acquisition demonstrates our commitment to providing real competition for telecommunications services in Queensland. When it was formed in 1999, Reef created an opportunity for us to provide Government, businesses and consumers with increased access to high speed data services, voice and e-commerce applications at competitive prices – and this is now guaranteed to continue," he said.

The acquisition of Reef follows the recently announced SmartNet initiative where Optus installed fibre optic networks in Cairns, Townsville and Rockhampton and expanded its existing network to deliver broadband services to more than 30 regional towns throughout Queensland.

"The Queensland Government's commitment to support infrastructure-based competition has encouraged Optus to invest millions of dollars worth of infrastructure in the State and this is a model we encourage other States and Territories to adopt," Mr Hope said.

Financial Background

- Reef Networks Pty Ltd was formed in 1999 and following construction of the network a 10-year deal was signed in 2001 between Optus, Reef and Queensland Rail to provide access for the fibre network.
- The network was introduced to expand Optus' national fibre backbone from Perth to Cairns via Adelaide, Melbourne, Canberra, Sydney and Brisbane.
- Announced today, Optus acquired 100 percent of Reef Networks Pty Ltd for an enterprise value of approximately A$93 million.
- The deal comprises cash of approximately A$35 million and the assumption of Reef's existing bond financing obligations of around A$58 million.

- The current arrangements with Reef provide Optus with exclusive use of the telecommunications transmission capacity until 2011. The acquisition will save Optus A$120 million in lease payments over six years and guarantee infrastructure to service regional Queensland post 2011. These factors were the basis of determining the enterprise value consideration between the willing parties.
- Based on the audited financial statements as at 30 June 2004, prepared in accordance with accounting standards in Australia, Reef had property, plant and equipment of A$54 million and Net Deficiency of Equity of A$6 million.

Media contact:
Melissa Favero
General Manager
Optus Corporate Affairs
Tel: +61 2 9342 5030

SEC File No: 82-3622

Ann released to SGX/ASX for your info.
JL
29/3/05

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	29-Mar-2005 12:31:07
Announcement No.	00013

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	Presentation by SingTel Optus on Australian Regulatory update
Description	Attached are the presentation materials relating to the Australian Regulatory Update to be made by SingTel Optus on 29 March 2005.
Attachments:	Presentation290305.pdf Total size = **312K** (2048K size limit recommended)


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SingTel Optus Regulatory Update

Paul Fletcher
Director Corporate & Regulatory Affairs

March 2005


SingTel

Company registration number : 199201624D

Broadband competition notice

➢ implications for Optus

ACCC issued Competition Notice 2004

- Optus launched resale DSL 16th February 2004
- Telstra dropped its retail prices day before our launch
- ACCC issued Competition Notice to Telstra re anti-competitive resale-wholesale price squeeze

Notice gave Optus negotiating leverage

- Telstra dropped surcharges in regional areas – increased our addressable market
- Optus signed new commercial deal mid 2004 – reduced wholesale rates

ACCC withdrew Notice February 2005

- Following further Telstra price reductions January 2005
- Telstra paid $6.5 million rebate
- Telstra must pre-notify ACCC of future retail price reductions

The regulatory process on mobile termination is complex

There are two ways to set the price Optus charges other telcos for mobile termination to our networks

- ➢ Optus lodges "undertaking" setting our price – ACCC accepts or rejects; OR
- ➢ Other telco notifies dispute and ACCC arbitrates.

Timeline	June 2004	July – Dec 2004	2005	Beyond
ACCC action	Issued "pricing principle" -21c 7/04 – 12/04 -18c 2005 -15c 2006 -12c 2007		• Considering both arbitrations and undertaking • Optus is arguing ACCC should defer arbitrations	Likely ACCC decision on undertaking – any time from 2nd half 2005
Industry wide response		21 c was commercially adopted across industry 7/04-12/04		
Response by Optus		Lodged "undertaking" -19.25c 2005 -18c 2006 -17c 2007		If ACCC rejects undertaking, Optus likely to appeal to Australian Competition Tribunal
Response by "access seekers" -Telstra -PowerTel -Hutchison etc			Initiated "access disputes" and called upon ACCC to arbitrate	


SingTel



Impact of ACCC proposal on how Optus accounts for termination revenues and costs

Period	ACCC recommended rate	Optus contractual status	Optus accounting approach
January – June 2004	No recommendation	• Contracted rates agreed with all carriers	• Account using contracted rates
July – December 2004	21c	• Contracted rates adopting ACCC rate[1]	• Account using contracted rates
January – December 2005	18c	• Some contracts signed with small counterparties • Contracts not signed with large counterparties • Contracts may not be agreed – we may rely on regulatory process	• Where contracts signed, account using contracted rates • Otherwise, use conservative approach of accounting at 18c

[1] With all major counterparties

SingTel

Impact of Optus accounting approach on FY05 results

Guidance from Q3 FY05 results

- ➢ reduce overall Optus revenue and EBITDA by slightly less than 2%

- 20 - 25% of Q3 FY05 Optus Mobile service revenue is from incoming
- Sensitivity to 3c decline in termination rates: 2.9 - 3.5%

20% of mobile service revenue
2.9% sensitivity (A$25m)



- 2.9%
876
851
Incoming
Outgoing
175
701
150
701
Mobile service rev A$M
Q3 FY05
Q3 FY05*

25% of mobile service revenue
3.5% sensitivity (A$31m)



- 3.5%
876
845
Incoming
Outgoing
219
657
188
657
Mobile service rev A$M
Q3 FY05
Q3 FY05*

* Adjust Q3 FY05 service revenue assuming a 3c (14%) reduction in termination rates


SingTel

Unbundled Local Loop (ULL) – update on our negotiations

Regulatory pricing is critical

- ULL price is set/approved by regulator
- Key input to Optus business case for a DSL rollout
- ACCC sets prices in four zones – zone 2 (metro) is the key for consumer broadband

First Telstra undertaking November 2003

- Lodged Zone 2 price $22 +/- $6 adjustment mechanism
- Price would start at $28 and drop as industry wide numbers hit specified levels
- Adjustment mechanism claimed necessary for Telstra to recover 'ULLS specific costs'

Optus response to first Telstra undertaking

- ULLS specific costs much smaller than Telstra claims
- Telstra's adjustment mechanism would suppress demand/takeup
- These factors caused ACCC to reject undertaking

Second Telstra undertaking December 2004

- No adjustment mechanism – hence Zone 2 price will be $22 immediately

Implications for Optus

- Improves economics for a launch
- ACCC has strongly signaled it expects future reductions in ULLS pricing
- Optus expects rate will fall overtime – clearly will fall to $16, and should go lower


SingTel

Local call resale (LCR) and PSTN originating and termination access (PSTN O/T)

➢ implications for Optus

Current commercial position	• Optus PSTN O/T, LCR prices agreed with Telstra until mid 2006 • Rates a little better than ACCC regulated rates – and better tailored to Optus' business structure
Short term regulatory position	• No significant change in PSTN O/T or LCR regulatory settings in 2005
Longer term outlook: LCR	• ACCC today sets LCR wholesale price at 13.61c per call – calculated on 'retail minus' basis • Over next 1-3 years, ACCC may move to TSLRIC pricing on local calls and line rental
Longer term outlook: PSTN O/T	• One further significant drop expected post 2006 – removal of "access deficit contribution" from PSTN O/T rate • ACCC indicative prices in 2003 saw PSTN O/T dropping 30% from 2006 to 2007

SingTel

Telstra privatisation – regulatory opportunities for Optus

Telstra sale process moving forward

- Government will shortly announce investment banks to conduct scoping study
- Sale legislation likely to be introduced post July 1, when Government has control of Senate

Some regulatory changes likely

- Minister for Communications has stated she is looking at changes – including "operational separation" of Telstra
- Political pressure for changes – especially from National Party – eg recent Page Research Centre report

Optus calling for specific changes

- "Bridge to Broadband" – Government would give concessional LCR prices to resellers which built DSL networks
- Level playing field in rural Australia – including ending USO cross subsidy to Telstra (Optus pays Telstra approximately $40 million per year)
- Specific regulatory changes eg Telstra non discrimination rule

SingTel

SingTel Optus Regulatory Update

March 2005


SingTel